EXHIBIT 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG): Issue of shares through partial conversion of bond

Bondholders representing EUR 6.3 million of the outstanding loan of the EUR 375 million convertible bond issued by Marine Harvest ASA with ISIN NO 001 0710395, has in accordance with the bond agreement exercised the option to convert their bonds to equity at the conversion price of EUR 9.5273 per share. Marine Harvest ASA will satisfy the request by issuing 661,257 new shares, each with a nominal value of NOK 7.50. The new shares are expected to be issued on or about 14 February 2017.

Following the completion of the conversion, Marine Harvest ASA will have a share capital of NOK 3,392,173,823, divided into 452,289,843 total shares, each with a nominal value of NOK 7.50.

This information is subject of the disclosure requirements pursuant to section of 5-12 of the Norwegian Securities Trading Act.